Filed by: Columbia Bancorp Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Columbia Bancorp (Commission File No. 333-128894)

COLUMBIA BANCORP

7168 Columbia Gateway Drive

Columbia, Maryland 21046

December 13, 2005

Notice of Extension of Election Deadline

to January 18, 2006

Dear Columbia Bancorp Stockholder:

We have previously sent you an Election Form/Letter of Transmittal (the “Election Form”) in connection with a merger transaction in which Fulton Financial Corporation proposes to acquire Columbia Bancorp. The Election Form offers you an opportunity to indicate your preference to receive certain forms of merger consideration for your shares of Columbia Bancorp common stock as a result of the proposed acquisition.

In certain circumstances, you will not receive the consideration you elect. Before generally prorating stockholder elections, shares for which no valid election has been made will be converted into cash or stock (depending on whether too much cash or too much stock was elected) as described under the heading “Election Procedures” in the proxy statement/prospectus distributed in connection with the Columbia stockholders meeting. If proration is still necessary after the conversion of all non-electing shares, then all electing shares will be prorated as described in the Election Form.

Please be advised that the previous Election Deadline of 5:00 p.m. on December 15, 2005 has been extended. A completed Election Form must now be received by the exchange agent no later than 6:30 p.m., New York City time, on January 18, 2006 (the “Election Deadline”). Columbia stockholders approved the transaction on December 5, 2005 and, subject to receipt of required regulatory approvals and satisfaction of other closing conditions, the transaction is expected to be consummated during the first quarter of 2006.

If you have previously submitted an Election Form, you do not need to submit another Election Form. You may revoke an election previously made by providing notice to the exchange agent prior to the new Election Deadline in accordance with the instructions included in Part A.2 of the “General Instructions” to the Election Form.

If you need another copy of the Election Form or have any questions, please contact the exchange agent at the address below:

FULTON FINANCIAL ADVISORS, N.A.

Attn: Marylynn Darmstaetter

ONE PENN SQUARE

LANCASTER, PENNSYLVANIA 17602

800-626-0255

Additional Information and Where to Find It: A Registration Statement on Form S-4, including a Proxy Statement/Prospectus, has been filed with and declared effective by the SEC in connection with the proposed transaction. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about Fulton, Columbia Bancorp, the acquisition of Columbia Bancorp by Fulton, the persons soliciting proxies relating to the merger, their interests in the merger and related matters. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Fulton by directing a request to George R. Barr, Secretary, at (717) 291-2411 or from Columbia Bancorp by directing a request to Sibyl S. Malatras, Secretary, at (410) 423-8024.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Fulton and Columbia Bancorp file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information at the SEC public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Fulton’s and Columbia Bancorp’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.